Filed by Gilat Satellite Networks Ltd.
Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Gilat Satellite Networks Ltd.
Commission File No.: 000-21218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number 000-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 (Registration Statements File Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Merger Agreement

On January 29, 2020, Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (“Gilat”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”), pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat (the “Merger”), with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel.

On the terms and subject to the conditions of the Merger Agreement, (i) each ordinary share, nominal value NIS 0.20, of Gilat (the “Gilat Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and extinguished and automatically converted into the right to receive (the “Merger Consideration”) a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, implying a total consideration of approximately $10.25 per Gilat Share.

As of the Effective Time, each option to acquire shares of Gilat that is outstanding as of immediately prior to the Effective Time, that is vested or that will become vested by virtue of the Merger, will be cancelled and converted into the right to receive the Merger Consideration with respect to the number of net shares subject to such option, less applicable tax withholding.  For this purpose, “net share” means, with respect to an option, the quotient of (i) the product of (A) the excess, if any, of the value of the Merger Consideration (calculated as specified in the Merger Agreement) over the exercise price or purchase price per Gilat Share (as applicable) subject to such option, multiplied by (B) the number of Gilat Shares subject to such option, divided by (ii) the value of the Merger Consideration.

As of the Effective Time, each option to acquire shares of Gilat that is outstanding immediately prior to the Effective Time, that is unvested and will remain unvested upon consummation of the Merger (the “Converted Option”), will be assumed by Comtech and converted into a number of Comtech restricted stock units (“Substituted RSUs”) equal in value on the date of grant (based on the volume-weighted average of the trading prices of Comtech Common Stock for the ten (10) most recent trading days ending on (and including) the second‑to‑last trading day immediately prior to the Effective Time (“Comtech Average Trading Price”)) to the product of (A) the number of Gilat Shares underlying such option and (B) a cash amount equal to (x) the Merger Consideration (with the cash value of the Comtech Common Stock portion of the Merger Consideration calculated based on the Comtech Average Trading Price), less (y) the per share exercise price of such option. The Substituted RSUs shall be subject to vesting in accordance with the same vesting schedule as was applicable to the Converted Options.

The Boards of Directors of Comtech and Gilat have unanimously approved the Merger and the Merger Agreement. The Merger is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the passage of the statutory waiting periods following the filing of the Merger proposal with the Registrar of Companies of the State of Israel, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance or approval by certain other antitrust or competition authorities in other jurisdictions, the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Gilat and Comtech from the date of the Merger Agreement, the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement on Form S-4 registering the shares of Comtech Common Stock to be issued in connection with the Merger, approval by the holders of a majority of the Gilat Shares voting at a meeting (“Shareholder Approval”), the receipt of applicable exemptions from Israeli securities law requirements, the expiration of certain statutory waiting periods under the Israeli Companies Law, the accuracy of the representations and warranties of each party (subject to certain materiality standards), and the material compliance by each party with its obligations under the Merger Agreement. The consummation of the Merger is not subject to any financing condition.

The Merger Agreement contains customary representations, warranties and covenants of Gilat, Comtech and Merger Sub, including, without limitation, those described herein.  Gilat and Comtech have each agreed to carry on their respective businesses in all material respects in the ordinary course of business consistent with past practice until the earlier of the termination of the Merger Agreement and the Effective Time. Comtech has further agreed to use reasonable best efforts to cause the Comtech Common Stock to be listed on the Tel Aviv Stock Exchange (the “TASE”) immediately prior to, on or promptly following the closing date, and obtain the approval of the TASE to list the Comtech Common Stock to be issued in the Merger on the TASE.

In addition, Gilat has agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate or induce the making, submission or announcement of an acquisition proposal or any inquiry, offer, proposal, or indication of interest that constitutes or could reasonably be expected to lead to an acquisition proposal. Gilat has also agreed not to furnish non-public information to, or, subject to certain exceptions, enter into, conduct, participate or engage in negotiations with, third parties regarding an acquisition proposal.

Prior to obtaining the Shareholder Approval, the Gilat Board may, under certain circumstances, subject to the fulfillment of certain fiduciary requirements of the Gilat Board, change its recommendation that the shareholders approve the Merger Agreement or terminate the Merger Agreement to enter into a definitive written agreement providing for a superior proposal, subject to complying with notice and other specified conditions, including negotiating with Comtech in good faith modifications to the terms and conditions of the Merger Agreement and the payment of a termination fee of $21,675,000 (the “Termination Fee”).

The Merger Agreement contains certain termination rights for both Comtech and Gilat, including, among others, the right of (i) Gilat to terminate the Merger Agreement in order to enter into a definitive written agreement for an acquisition proposal that constitutes a superior proposal and (ii) Comtech to terminate the Merger Agreement as a result of the Gilat Board changing its recommendation that shareholders approve the Merger Agreement. The Merger Agreement also provides that under specified circumstances (including those in the immediately preceding sentence), Gilat may be required to pay Comtech the Termination Fee.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transaction.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Gilat and Comtech. Except as set forth in the Merger Agreement, investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Gilat, Comtech, Merger Sub or any of their respective subsidiaries or affiliates.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Comtech entered into Voting Agreements (collectively, the “Voting Agreements”), with certain shareholders of Gilat, including directors and executive officers of Gilat who beneficially own Gilat Shares (each, a “Shareholder” and, collectively, the “Shareholders”) representing approximately 45% of the issued and outstanding Gilat Shares in the aggregate, pursuant to which each Shareholder has agreed, among other things, to: (i) vote its beneficially owned Gilat Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement, including any matter necessary for the consummation of the Merger, (b) in favor of any proposal to adjourn or postpone any meeting of Gilat shareholders at which any of the foregoing matters are submitted for consideration and vote of the Gilat shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, (c) against any third party acquisition transactions and (d) against any other proposal made in opposition to the adoption of the Merger Agreement or that would reasonably be expected to prevent the consummation of the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein.  The Voting Agreement will terminate upon the earliest to occur of (A) the consummation of the Merger, (B) the termination of the Merger Agreement pursuant to and in compliance with its terms, (C) a change of recommendation of the Gilat Board that is unanimously approved by the Gilat Board in accordance with the Merger Agreement, or (D) with respect to any Shareholder, the mutual written agreement of Comtech and such Shareholder to terminate the Voting Agreement, or at the option of such Shareholder, upon the entry without the prior written consent of such Shareholder into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration or imposes any material restrictions or material constraints on the payment of the consideration to be paid for the Gilat Shares.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference herein. We encourage you to read the Voting Agreement for a more complete understanding of the transaction.

Other Matters

On January 29, 2020, the documents attached hereto as Exhibits 99.3 and 99.4 were disseminated by Gilat in connection with the Merger.

No Offer or Solicitation

This communication is being made in respect of a proposed business combination involving Comtech and Gilat. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of Gilat for their consideration. Comtech intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to Comtech Common Stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Gilat shareholders. Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations (for documents filed with the SEC by Gilat).

Comtech and Gilat and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Comtech’s directors and executive officers is available in Comtech’s proxy statement for its 2019 Annual Meeting of Stockholders filed with the SEC on November 15, 2019. Information about directors and executive officers of Gilat is available in its Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Comtech or Gilat using the sources indicated above.

This report on Form 6-K, including the exhibits attached hereto, is filed with the Securities and Exchange Commission and is incorporated by reference into Gilat’s Form S-8 (Registration Statements File Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, statements about the expected completion of the proposed transaction with Comtech and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and Gilat’s plans, objectives and expectations for future operations, including its projected results of operations.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Gilat’s management’s current estimates and projections of future results or trends.  Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) Gilat may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) Gilat’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) Gilat may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) difficulties in recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers and suppliers; (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (11) the potential requirement for Gilat to pay the Termination Fee.  Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.  These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/s/ Yael Shofar
Name: Yael Shofar
Title: General Counsel

Date: January 29, 2020

Exhibit Index

Exhibit 99.1*	Agreement and Plan of Merger, dated January 29, 2020, by and among Comtech Telecommunications Corp., Convoy Ltd. and Gilat Satellite Networks Ltd.

Exhibit 99.2	Form of Voting Agreement.

Exhibit 99.3	Letter to Customers and Partners

Exhibit 99.4	Letter to Employees

*
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Gilat hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.